[redacted]

SECURITI[barcode] 11015193 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kercheville and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15750 IH-10 West
(No. and Street)

San Antonio (City) Texas (State) 78249 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe B. Kercheville (210) 694 - 5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, LLP
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800 (Address) Houston (City) Texas (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/14

OATH OR AFFIRMATION

I, _______Joe B. Kercheville________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________Kercheville and Company____, as of ______December 31__________________, 2010_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Owner
Title

Notary Public

NOTARY PUBLIC STATE OF TEXAS
KIM WOLFF
My Commission Expires
April 1, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KERCHEVILLE AND COMPANY

FINANCIAL REPORT

DECEMBER 31, 2010 AND 2009

CONTENTS

weaver

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Kercheville and Company
San Antonio, Texas

We have audited the accompanying statement of financial condition of Kercheville and Company (the Company) as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Kercheville and Company as of December 31, 2009, were audited by other auditors whose report dated February 12, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: (713) 850 8787 F: (713) 850 1673

weaver

To the Board of Directors
Kercheville and Company

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsbility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 23, 2011

KERCHEVILLE AND COMPANY
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Cash and cash equivalents	$ 159,804	$ 162,890
Securities owned, at fair value	3,576,465	4,810,134
Receivables		
Brokers, dealers, and clearing agent	283,411	231,465
Old Mill Capital Partners, L.P.	-	813,451
Investment in Old Mill Capital Partners, L.P., at fair value	87,827	-
Prepaid expenses	17,486	9,089
Property and equipment, net	477,245	386,732
Deposits with clearing agent	138,616	142,035
Total assets	$ 4,740,854	$ 6,555,796
LIABILITIES		
Accounts payable and accrued liabilities	$ 84,829	$ 43,462
Securities sold, not yet purchased, at fair value	-	1,110,805
Total liabilities	84,829	1,154,267
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock; $.50 par value, 600,000 shares authorized, 352,636 shares issued and outstanding in 2010 and 2009	176,318	176,318
Retained earnings	4,479,707	5,225,211
Total stockholder's equity	4,656,025	5,401,529
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,740,854	$ 6,555,796

The Notes to Financial Statements are
an integral part of these statements.

KERCHEVILLE AND COMPANY
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES		
Commissions	$ 1,337,042	$ 1,120,376
Interest and dividends	58,680	53,487
Realized and unrealized gains on securities, net	747,260	1,319,797
Other income	37,461	42,649
Total revenues	2,180,443	2,536,309
OPERATING EXPENSES		
Employee compensation and benefits, including commissions	1,028,482	969,536
Transaction charges	90,191	84,205
General, administrative, and other expenses	132,689	126,067
Interest expense	7,131	27,731
Communications	49,715	52,160
Depreciation	21,408	33,500
Property and other taxes	32,068	38,627
Occupancy	64,263	50,913
Total operating expenses	1,425,947	1,382,739
NET INCOME	$ 754,496	$ 1,153,570

The Notes to Financial Statements are an integral part of these statements.

KERCHEVILLE AND COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock	Retained Earnings	Total
BALANCE, December 31, 2008	$ 176,318	$ 4,071,641	$ 4,247,959
Net income	-	1,153,570	1,153,570
BALANCE, December 31, 2009	176,318	5,225,211	5,401,529
Distributions	-	(1,500,000)	(1,500,000)
Net income	-	754,496	754,496
BALANCE, December 31, 2010	$ 176,318	$ 4,479,707	$ 4,656,025

The Notes to Financial Statements are
an integral part of these statements.

KERCHEVILLE AND COMPANY
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 754,496	$ 1,153,570
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	21,408	33,500
Changes in operating assets and liabilities		
Securities owned	1,233,669	(1,424,244)
Receivables		
Brokers, dealers, and clearing agent	(51,946)	(231,465)
Old Mill Capital Partners, L.P.	813,451	(813,451)
Investment in Old Mill Capital Partners, L.P.	(87,827)	873,318
Prepaid expenses	(8,397)	975
Deposits with clearing agent	3,419	5,671
Accounts payable and accrued liabilities	41,367	(395,066)
Securities sold, not yet purchased	(1,110,805)	831,025
Net cash provided by operating activities	1,608,835	33,833
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(111,921)	-
Net cash used in investing activities	(111,921)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(1,500,000)	-
Net cash used in financing activities	(1,500,000)	-
Net change in cash	(3,086)	33,833
CASH AND CASH EQUIVALENTS, beginning of year	162,890	129,057
CASH AND CASH EQUIVALENTS, end of year	$ 159,804	$ 162,890
CASH PAID DURING THE YEAR FOR		
State taxes	$ 12,245	$ -
Interest	$ 7,131	$ 27,731

The Notes to Financial Statements are an integral part of these statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Kercheville and Company (the Company) was incorporated in Texas in October 1984, in compliance with the broker dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934.

Nature of Business

The Company conducts business as a registered securities broker dealer and operates under a clearing agreement with Pershing LLC (Pershing), a member of BNY Securities Group and a subsidiary of Bank of New York. Under this clearing agreement, Pershing clears transactions for the Company's customers, who are located primarily in Texas, and carries the accounts of the customers on a fully-disclosed basis as customers of Pershing. The Company does not hold cash or securities in connection with these transactions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies that are in conformity with accounting principles generally accepted in the United States of America and which are applied consistently by the Company in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related revenue and expense are recorded on a trade date basis. Dividends are recognized on the ex-dividend date and interest income is recognized on the accrual basis.

Commissions

Commissions and related transaction charges are recorded on a trade-date basis as securities transactions occur.

Securities Valuation

Investments are generally valued as follows:

1. Securities listed on a securities exchange – at the last sales price on the date of determination on the largest securities exchange in which such securities have been traded on such date.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Securities Valuation – Continued

2. Securities traded in the over-the-counter market – at the closing "bid" price if held long and at the closing "asked" price if held short unless included in the NASDAQ National Market System, in which case they shall be valued based upon their last sale price on the date of determination.

3. Securities for which no market prices are available – at such value as the Company may reasonably determine in its sole discretion. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Statement of Cash Flows

Cash and cash equivalents consist of noninterest-bearing demand accounts with financial institutions with original maturities of three months or less.

Property and Equipment

Property and equipment are comprised of furniture, equipment, building and building improvements, and land. Land is carried at cost, while furniture, equipment, buildings and buildings improvements are carried at cost less accumulated depreciation or amortization. Property and equipment, other than land, is depreciated on a straight-line basis over estimated useful lives, which range from 3-18 years.

Income Taxes

The Company has elected to be taxed as an S-Corporation and will be treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the shareholder of the Company and are included in their personal tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no tax provision has been made in the financial statements of the Company since the income tax is a personal obligation of the individual shareholder of the Company.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes." ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, disclosures and transition relating to the adoption of the new accounting standard. As of December 31, 2010 and 2009, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes - Continued

The Company recognizes interest and penalties on state income taxes in the statements of operations. For the years ended December 31, 2010 and 2009, the Company recognized no interest and penalties on state income taxes.

The Company has recorded a provision for estimated Texas margin tax totaling $6,266 for the year ended December 31, 2010. The Company paid approximately $12,245 for 2009 Texas margin taxes during the year ended December 31, 2010.

Reclassification

Certain reclassifications have been made to the 2009 financial statements to conform to the 2010 presentation. Such reclassifications had no effect on net income as previously reported.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company adopted FASB ASC 820, "Fair Value Measurements and Disclosure" (FASB ASC 820), as of January 1, 2008. FASB ASC 820 establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability as opposed to the price that would be paid to acquire the asset or received to assume the liability. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the value based on inputs the Company uses to derive fair value measurements. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted market prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 inputs are quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

NOTE 3. FAIR VALUE MEASUREMENTS – CONTINUED

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own estimates for assumptions that market participants would use in pricing the asset or liability that include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

The following table presents the classification of the securities by level at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Securities owned				
Common stocks				
Energy	$ 83,305	$ -	$ -	$ 83,305
Technology	1,147,096	-	-	1,147,096
Services	789,990	-	-	789,990
Healthcare	466,119			466,119
Basic materials	84,063			84,063
Entertainment	413,550	-	-	413,550
Mutual funds				
Value funds	569,588	-	-	569,588
Money market funds	22,754	-	-	22,754
Investment in Old Mill Capital Partners, L.P.	-	87,827	-	87,827
	$ 3,576,465	$ 87,827	$ -	$ 3,664,292

The Company recognizes transfers between fair value levels as of the beginning of the period in which the transfer occurs. There were no significant transfers between Levels 1, 2 or 3 during the year ended December 31, 2010.

Realized and unrealized gains and losses are included in revenues in the accompanying statement of operations.

The Company has an investment in Old Mill Capital Partners, L.P. (Old Mill), a long/short hedge fund. Its investment in Old Mill has quarterly redemption rights with 30 days notice to Old Mill. As further disclosed in Note 12, the Company transferred its investment in Old Mill to its sole owner subsequent to December 31, 2010.

NOTE 3. FAIR VALUE – CONTINUED

The following table presents the classification of the securities by level at December 31, 2009:

	Level 1	Level 2	Level 3
Securities owned			
Common stocks	$ 2,887,374	$ -	$ -
Mutual funds	1,427,788	-	-
Money market funds	494,972	-	-
	$ 4,810,134	$ -	$ -
Securities sold, not yet purchased			
Common stocks	$ 490,885	$ -	$ -
Equity indices	392,500	-	-
Exchange traded funds	227,420	-	-
	$ 1,110,805	$ -	$ -

NOTE 4. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31, 2010 and 2009:

	2010	2009
Land	$ 379,437	$ 379,437
Buildings and improvements	547,365	547,365
Equipment and furniture	489,166	377,245
	1,415,968	1,304,047
Accumulated depreciation	(938,723)	(917,315)
Property and equipment, net	$ 477,245	$ 386,732

Depreciation expense for the years ended December 31, 2010 and December 31, 2009 totaled $21,408 and $33,500, respectively.

KERCHEVILLE AND COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company's net capital ratio was 0.025 to 1, and its net capital of approximately $3,432,010 was in excess of its required net capital of $250,000, resulting in excess net capital of approximately $3,182,010.

NOTE 6. SECURITIES OWNED AND SECURITIES SOLD SHORT

Securities owned consist of marketable securities carried at fair value. Securities sold short also consist of marketable securities which are carried at fair value. When the Company sells a security short, it must borrow the security sold short and deliver it to the clearing organization through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Resulting unrealized gains and losses from securities owned, securities sold short, and open futures contracts are included in revenues in the accompanying statements of operations.

Securities sold, not yet purchased consist of securities at fair value totaling $0 and $1,110,805, as of December 31, 2010 and December 31, 2009, respectively.

NOTE 7. CLEARING ORGANIZATION

As described in Note 1, the Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all securities transactions with brokers and dealers. Under the clearing agreement with Pershing, the Company is required to maintain a $100,000 balance. At December 31, 2010 and December 31, 2009, funds were invested in United States Treasury notes with a market value of $138,616 and $142,035, respectively. Amounts receivable from the clearing organization at December 31, 2010 and 2009 consisted of cash, money funds, and FDIC deposits totaling $283,411 and $231,465, respectively.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to various claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 8. COMMITMENTS AND CONTINGENCIES – CONTINUED

Market Risks and Credit Risks

In the normal course of business, the activities of the Company and the clearing organization involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing organization, through which accounts are introduced, and the Company seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily, and pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company maintains its cash accounts primarily with one financial institution. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 9. PROFIT SHARING PLAN

During the years ended December 31, 2010 and 2009, the Company offered its employees a SIMPLE IRA operated under the applicable statutes of the Internal Revenue Code. The Company made discretionary contributions to the participants' accounts in the plan. During the years ended December 31, 2010 and 2009, the Company paid $8,467 and $8,934, respectively, in discretionary employer matching contributions.

NOTE 10. EXEMPTION FROM RULE 15c3-3

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such clearing broker-dealer.

During the year ended December 31, 2010, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 11. SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the years ended December 31, 2010 and December 31, 2009. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE 12. SUBSEQUENT EVENTS

In January of 2011, the Company transferred its investment in Old Mill capital, which had a fair market value of $87,287, to the sole owner of the Company. This transaction was accounted for as distribution to the owner in January of 2011.

The Company has evaluated subsequent events through February 23, 2011, the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

KERCHEVILLE AND COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2010

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KERCHEVILLE AND CO. as of DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			(1) $	4,656,025	3480
2. Deduct ownership equity not allowable for Net Capital			(		3490
3. Total ownership equity qualified for Net Capital				4,656,025	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
B. Other (deductions) or allowable credits (List)				-	3525
5. Total capital and allowable subordinated liabilities				4,656,025	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Note)	582,658	3540			
B. Secured demand note deficiency	-	3590			
C. Commodity futures contracts and spot commodities- Proprietary capital charges	-	3600			
D. Other deductions and/or charges	-	3610		582,658	3620
7. Other additions and/or allowable credits (List)				-	3630
8. Net capital before haircuts on securities positions				4,073,367	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
A. Contractual securities commitments	$ -	3660			
B. Subordinated securities borrowings	-	3670			
C. Trading and investment securities:					
1. Exempted securities	-	3735			
2. Debt securities	2,772	3733			
3. Options	-	3730			
4. Other securities	621,339	3734			
D. Undue Concentration	17,246	3650			
E. Other (List)	-	3736		641,357	3740
10. Net Capital			(2) $	3,432,010	3750 (1)

(1) See reconciliation of these amounts to the 2010 fourth quarter FOCUS filed on January 25, 2011 on page 17.

See Independent Auditor's Report

KERCHEVILLE AND COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2010
(CONTINUED)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KERCHEVILLE AND CO. as of DECEMBER 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)				$	5,655	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)				$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)				$	250,000	3760
14. Excess net capital (line 10 less 13)				$	3,182,010	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)				$	3,423,527	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition					84,829	3790
17. Add:						
A. Drafts for immediate credit	$	-	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-	3810			
C. Other unrecorded amounts (List)	$	-	3820	$	-	3830
19. Total aggregate indebtedness			(3)	$	84,829	3840 (1)
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)					2%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)					0%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT - N/A

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
.25 Excess net capital (line 10 less 24)	$	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	3920

(1) See reconciliation of these amounts to the 2010 fourth quarter FOCUS filed on January 25, 2011 on page 17.

See Independent Auditor's Report

KERCHEVILLE AND COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2010
(CONTINUED)

SUMMARY OF DIFFERENCES BETWEEN FINAL FOCUS FILING AND AUDITED FOCUS

(1) AMOUNT DOES NOT AGREE WITH AMOUNT OF EQUITY PER FOCUS REPORT DUE TO THE FOLLOWING:

EQUITY FROM FOCUS REPORT	$ 4,657,353
AUDIT ADJUSTMENTS:	
SALES	$ 16,543
OPERATING EXPENSES	(16,751)
OTHER INCOME & EXPENSE	(1,120)
TOTAL AUDIT ADJUSTMENTS	(1,328)
OWNERSHIP EQUITY FROM AUDITED STATEMENT	$ 4,656,025

(2) NET CAPITAL RECONCILIATION

CAPITAL - PER FOCUS REPORT	$ 3,441,818
AUDIT ADJUSTMENTS:	
HAIRCUTS	1,218
UNDUE CONCENTRATION	(9,698)
INCOME STATEMENT ADJUSTMENTS	(1,328)
TOTAL AUDIT ADJUSTMENTS	(9,808)
AUDITED NET CAPITAL	$ 3,432,010

(3) COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS - PER FOCUS REPORT	$ 60,344
ADJUSTMENTS	15,845
RECLASSIFICATIONS	8,640
AUDITED AGGREGATE INDEBTEDNESS	$ 84,829

See Independent Auditor's Report

KERCHEVILLE AND COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2010
(CONTINUED)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KERCHEVILLE AND CO. as of DECEMBER 31, 2010

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k)	(1)---Limited business (mutual funds and/r variable annuities only)			4550
B. (k)	(2)(i)---"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k)	(2)(ii)---All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Pershing, LLC	4335	X	4570
D. (k)	(3)---Exempted by order of the Commission			4580

Note: In the opinion of the management of Kercheville and Company, conditions of the Company's exemption from Rule 15c3-3 were complied with for the year ended December 31, 2010.

See Independent Auditor's Report

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INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Kercheville and Company

In planning and performing our audit of the financial statements of Kercheville and Company (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: (713) 850 8787 F: (713) 850 1673

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 23, 2011

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INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO THE SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors
Kercheville and Company
San Antonio, TX 78249

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Kercheville and Company (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Agreed the listed assessment payments in Form SIPC-7 with respective cash disbursement entries in the general ledger and copies of checks without exception.

2. Agreed the total revenues reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the total revenues reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010 without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, which included the support for commission revenue from the sale of mutual funds, transactions charges from Pershing, LLC, and net gain on investment accounts, noting no differences.

4. Recalculated the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments without exception;

5. Noted no overpayment applied to the current assessment on Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 23, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the Fiscal year ended December 31, 2010

(Read carefully the instruction in you working copy before completing this form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7
(33-REV 7/10)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Kercheville & Company Inc
15750 IH-10 West At Loop 1604
San Antonio, TX 78249

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kim Wolff (210) 694 - 5000

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 2,925
B. Less payment made with SIPC-6 filed (exclude interest)		(2,887)
7/30/2010 & 1/28/2011 Date Paid		
C. Less prior overpayment applied		
D. Assessment balance due or (overpayment)		37
E. Interest computed on late payment (see instruction E) for days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 37
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 37.49	
H. Overpayment carried forward		

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kercheville & Company
(Name of Corporation, Partner ship of other organization)

(Authorized Signature)

Vice President
(Title)

Dated the ______ day of ____________, 20_____ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.		Amounts for the fiscal period beginning January 1, 2010 and ending Dec 31, 2010 **Eliminate cents**
2a, Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 2,180,443
2b, Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above,		
(2) Net loss from principal transactions in securities in trading accounts,		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a,		
(5) Net loss from management of or participation in the underwriting or distribution of securities,		
(6) Expenses other than advertising, printing, registration lees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities,		
(7) Net loss from securities in investment accounts,		
Total additions		$ -
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products,		$ 348,897
(2) Revenues from commodity transactions,		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions,		$ 83,288
(4) Reimbursements for postage in connection with proxy solicitation,		
(5) Net gain from securities in investment accounts,		$ 549,525
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date,		
(7) Direct expenses of printing advertising and legal lees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act),		
(8) Other revenue not related either directly or indirectly to the securities business, (See Instruction C):		$ 21,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income, $, _	$ 7,801	
(ii) 40% of interest earned I}11 customers securities accounts (40% of FOCUS line 5, Code 3960), $, -------	$ 3,391	
Enter the greater 01 line (i) or (ii)		$ 7,801
Total deductions		$ 1,010,511
2d, SIPC Net Operating Revenues		$ 1,169,932
2e, General Assessment @ .0025		$ 2,924.83 (to page 1 but not less than $150 minimum)

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WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

WWW.WEAVERLLP.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL